SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom Q1 2006 KPIs.

France Telecom Group KPIs

Page	Topic	Sheet	Items
1		Home page
2		Glossary

3	Group	Key figures	GOM, Capex
4		GOM by segment	Personal, Home, Enterprise, Directories, Group
5		Costs	Commercial & non-comercial expenses, Labour & non-labour costs
6		Revenues by segments	Personal, Home, Enterprise, Directories, Group
7		Headcount	France (FTSA & subsidiaries), International, Group - end of period

8	Personal	Customers	Customer base by country, ow broadband (FR, UK, SP, PL, ROW)
9		Revenues	Revenues in major markets
10		Network revenues	Network revenues in major markets
11		Non-voice revenues	Non-voice revenues in major markets
12		Churn	Churn in key markets
13		AUPU	Aupu in key markets
14		ARPU	Arpu in major markets

15	Home	Revenues	France, Poland, ROW (ow UK, SP, NL), Group
16		Voice	Market share, number of lines (FR)
17		Internet	Broadband customers, MS, Livebox, VoIP (FR, UK, SP, NL), ULL (FR), MLTV (FR)
18		ARPU	FR (subscription fees, calling sces, on-line & Internet sces), UK, SP, NL

19	Enterprise	Revenues	New & former version
20		KPIs	Number of lines, Oleane IPVPN access, BEW end users, %Outsourcing in revenues

21	Directories	KPIs	Advertisers (Total, Printed, On-line), ARPA (Total, ow Printed & On-line)

Glossary

ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.

ARPU – Orange ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

AUPU – Orange AUPU (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.

CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease.

Commercial expenses: external purchases including purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses.

Contributive consolidated revenues: consolidated revenues excluding intra-group transactions.

Data on a comparable basis (cb): data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

French Retail ADSL Market Share (ARCEP definition): starting from 1Q06, quarterly French ADSL market share presentation will be based on ARCEP High-speed Internet Observatory methodology. Until the end of 2005, the figures published by France Telecom covered intermediate markets (such as private networks for business companies and “Turbo DSL” offers) that did not automatically resulted in high-speed subscriptions on the retail market. They also included ADSL access not used for Internet connection (MaLigne TV and MaLigne Visio Mono-play offers without high-speed Internet access). From 1Q06, estimation of total ADSL market figures published by France Telecom will be built by adding up to France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs). This estimation is very close to ARCEP publications based on data received from major IAPs.

GOM (Gross Operating Margin): Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.

Internet ARPU (ARPU: Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

Labour expenses: labour expenses included in the determination of the GOM do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between GOM and operating income. Labour expenses are net of the capitalized labour expenses.

Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom.

Non labour expenses: operating expenses excluding labour expenses. Operating expenses excluding labour expenses included in the calculation of GOM include external purchases and other operating expenses (net of other operating income). Non labour expenses are net of capitalized costs.

Number of employees (active employees at end-of-period): number of persons working on the last day of the period, including both permanent and fixed-term contracts.

OPEX: operating expenses included in the determination of the GOM includes labour expenses and non labour expenses.

Orange churn rate (PCS segment): a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.

For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

Orange network revenues (PCS segment): Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by mobile virtual network operators (MVNO). It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.

Orange non-voice service revenues (PCS segment): revenues from non-voice services equal all revenues from wireless services, excluding revenues generated by “voice”. For example, they include the revenues generated by sending SMS (text messages), MMS (multimedia messages), data (WAP, GPRS and 3G) and the costs invoiced to the customer to purchase content (downloading ring tones, sports results, etc.), telemetry, mobile portals and their content.

Statutory figures: statutory figures means data before elimination of inter-segment transactions.

Group key figures - EUR in Millions	1Q04	2Q04	3Q04	4Q04	FY04	1Q04 cb*	1Q05	2Q04 cb*	2Q05	3Q04 PF*	3Q05	4Q04 cb*	4Q05	FY04 cb*	FY05	1Q05 cb*	1Q06
Revenues	11,230	11,425	11,818	11,685	46,158	11,509	11,621	11,630	12,044	12,070	12,264	12,632	13,109	47,841	49,038	12,542	12,813
GOM, Gross Operating Margin (*)	4,236	4,519	4,762	4,406	17,923	4,306	4,376	4,541	4,924	4,819	4,862	4,598	4,254	18,264	18,416	4,668	4,671
In % of revenues	37.7%	39.6%	40.3%	37.7%	38.8%	37.4%	37.7%	39.0%	40.9%	39.9%	39.6%	36.4%	32.5%	38.2%	37.6%	37.2%	36.5%
CAPEX (*)	884	1,186	1,173	1,891	5,134	894	1,157	1,200	1,556	1,196	1,403	2,094	1,929	5,384	6,045	1,242	1,390
In % of revenues	7.9%	10.4%	9.9%	16.2%	11.1%	7.8%	10.0%	10.3%	12.9%	9.9%	11.4%	16.6%	14.7%	11.3%	12.3%	9.9%	10.8%

(*)	See glossary

GOM (*) by segment - EUR in Millions	1S04	2S04	FY04	1S04 cb*	1S05	2S04 cb*	2S05	FY04 cb*	FY05
Personal	3,852	4,224	8,076	3,833	4,142	4,392	4,329	8,225	8,471
Personal - France	1,833	1,849	3,682	1,813	1,942	1,889	1,694	3,702	3,636
Personal - UK	904	939	1,843	885	764	974	887	1,859	1,651
Personal - Spain						116	109	116	109
Personal - Poland	194	7,882	8,076	229	291	293	313	522	604
Personal - Rest of World	919	2,763	3,682	905	1,145	1,121	1,326	2,026	2,471

Home	3,643	3,757	7,400	3764	3970	3,838	3,568	7,602	7,538
Enterprise	1,094	945	2,039	1,084	986	940	963	2,024	1,949
Directories	166	241	407	166	203	247	260	413	463
Total Group	8,755	9,168	17,923	8,847	9,300	9,417	9,116	18,264	18,416
No change compared to 4Q05 document

(*)	See glossary

Group costs - EUR in Millions	1Q04	2Q04	3Q04	4Q04	FY04	1Q04 cb*	1Q05	2Q04 cb*	2Q05	3Q04 cb*	3Q05	4Q04 cb*	4Q05	FY04 cb*	FY05	1Q05 cb*	1Q06
Revenues	11,230	11,425	11,818	11,685	46,158	11,509	11,621	11,630	12,044	12,070	12,264	12,632	13,109	47,841	49,038	12,542	12,813

Non labour costs (*)	4,684	4,688	4,962	4,962	19,385	4,876	4,942	4,886	4,934	5,152	5,325	5,756	6,659	20,669	21,860	5,520	5,857
Commercial expenses (*)	1,350	1,310	1,382	1,682	5,724	1,319	1,390	1,299	1,446	1,402	1,453	1,890	2,222	5,910	6,511	1,675	1,828
In % of revenues	12.0%	11.5%	11.7%	11.7%	11.7%	11.5%	12.0%	11.2%	12.0%	11.6%	11.8%	15.0%	17.0%	12.4%	13.3%	13.4%	14.3%
Other external expenses (*)	3,334	3,378	3,580	3,369	13,661	3,557	3,552	3,587	3,487	3,750	3,873	3,865	4,437	14,759	15,349	3,846	4,030
In % of revenues	29.7%	29.6%	30.3%	30.3%	29.6%	30.9%	30.6%	30.8%	29.0%	31.1%	31.6%	30.6%	33.8%	30.9%	31.3%	30.7%	31.5%
Labour costs (*)	2,310	2,218	2,094	2,228	8,850	2,327	2,303	2,203	2,186	2,099	2,077	2,279	2,196	8,908	8,762	2,354	2,284
GOM (*)	4,236	4,519	4,762	4,406	17,923	4,306	4,376	4,541	4,924	4,819	4,862	4,598	4,254	18,264	18,416	4,668	4,671

(*)	See glossary

Revenues by segment - Statutory (*) - EUR in Millions	1Q04	2Q04	3Q04	4Q04	FY04	1Q04 cb*	1Q05	2Q04 cb*	2Q05	3Q04 cb*	3Q05	4Q04 cb*	4Q05	FY04 cb*	FY05	1Q05 cb*	1Q06
Personal	4,894	5,036	5,390	5,244	20,564	5,065	5,328	5,206	5,656	5,563	5,937	6,078	6,614	21,913	23,535	6,178	6,633
Personal - France	2,013	2,016	2,166	2,170	8,365	2,214	2,328	2,227	2,411	2,382	2,503	2,394	2,531	9,217	9,773	2,324	2,391
Personal - UK	1,422	1,481	1,514	1,416	5,833	1,395	1,361	1,456	1,451	1,488	1,492	1,447	1,528	5,786	5,832	1,376	1,444
Personal Spain (**)												496	496	496	536	753	803
Personal - Poland	272	292	332	351	1,247	323	357	335	384	367	415	378	442	1,402	1,598	375	452
Personal - Rest of World	1,228	1,288	1,427	1,347	5,290	1,169	1,325	1,228	1,457	1,370	1,582	1,402	1,627	5,170	5,991	1,394	1,592
Eliminations	-41	-41	-49	-40	-171	-36	-43	-40	-47	-44	-55	-39	-10	-158	-195	-44	-49

Home	5,594	5,535	5,622	5,689	22,440	5,728	5,581	5,596	5,575	5,713	5,610	5,763	5,768	22,800	22,534	5,674	5,562
Home - France	4,512	4,444	4,498	4,547	18,002	4,515	4,407	4,415	4,421	4,469	4,398	4,515	4,492	17,914	17,718	4,420	4,347
ow consumer services	2,497	2,447	2,489	2,454	9,886	2,497	2,422	2,411	2,419	2,453	2,415	2,415	2,421	9,776	9,677	2,382	2,358
ow carrier services	1,382	1,388	1,383	1,424	5,577	1,383	1,376	1,392	1,366	1,386	1,366	1,429	1,395	5,591	5,504	1,400	1,384
ow Other Home revenues in France	633	609	627	669	2,539	635	610	612	636	629	617	671	675	2,547	2,537	638	606
Home - Poland	725	725	768	793	3,011	859	789	823	770	845	778	853	804	3,380	3,141	827	787
Home - Rest of the World	393	406	395	390	1,584	390	419	398	418	442	475	441	525	1,671	1,837	466	470
Eliminations	-36	-40	-40	-41	-157	-36	-34	-40	-34	-43	-41	-46	-53	-165	-162	-38	-42

Enterprise	2,079	2,096	2,030	2,031	8,235	2,053	1,943	2,070	1,979	2,029	1,879	2,075	1,984	8,227	7,785	2,049	1,919
Business Network Legacy							1,264		1,214		1,118		1,130		4,726	1,282	1,085
Advanced Business network							380		422		435		464		1,702	395	455
Extended Business Services							163		190		178		217		747	169	182
Other Business Services							137		153		148		173		,611	202	198

Directories	183	250	277	,268	978	186	200	254	282	287	293	275	286	1,001	1,061	200	209
Eliminations	-1,520	-1,492	-1,500	-1,547	-6,059	-1,523	-1,431	-1,496	-1,448	-1,522	-1,455	-1,559	-1,543	-6,100	-5,877	-1,558	-1,511
Total Group	11,230	11,425	11,818	11,685	46,158	11,509	11,621	11,630	12,044	12,070	12,264	12,632	13,109	47,841	49,038	12,542	12,813

(*)	See glossary
(**)	Amena was consolidated in France Telecom as of November, 2005

Headcount, End of Period (*)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q04 cb*	1Q05	2Q04 cb*	2Q05	3Q04 cb*	3Q05	4Q04 cb*	4Q05	1Q05 cb*	1Q06
FTSA	115,992	114,234	112,488	110,814	110,231	108,968	108,377	107,836	110,687	106,312	109,447	105,479	108,291	104,445	107,847	104,661	109,628	105,855
French Subsidiaries	19,622	19,375	19,122	19,083	17,771	17,923	17,066	17,144	17,237	16,858	16,684	16,074	16,432	16,096	16,561	16,313	12,935	13,084
Total France	135,614	133,609	131,610	129,897	128,002	126,891	125,443	124,980	127,924	123,170	126,131	121,553	124,723	120,541	124,408	120,974	122,563	118,939
International	95,658	91,675	91,186	87,923	83,297	81,912	81,038	81,505	82,631	79,998	81,486	78,644	81,922	76,016	84,896	82,034	83,594	82,199
Total Group	231,272	225,284	222,796	217,820	211,299	208,803	206,481	206,485	210,555	203,168	207,617	200,197	206,645	199,557	209,302	203,008	206,157	201,138

(*)	See glossary

Personal customers (*) - in Thousands	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Personal France	19,231	19,368	19,617	20,329	20,371	20,396	20,603	(*)21,241	(*)21,305	(*)21,440	(*)21,673	(*)22,430	(*)22,458
Personal UK	13,313	13,258	13,371	13,649	13,820	13,747	13,886	14,221	14,334	14,459	14,479	14,858	14,958
Personal Spain (**)												10,301	10,534
Personal Poland	4,739	5,083	5,353	5,702	6,011	6,090	6,594	7,440	8,021	8,634	9,134	9,919	10,419
Personal ROW	13,507	14,234	15,302	16,049	16,821	17,756	18,827	19,768	20,734	22,206	24,695	26,807	28,098
Total personal customer	50,790	51,943	53,643	55,729	57,024	57,989	59,909	62,671	64,394	66,740	69,981	84,315	86,466
ow Belgium	2,359	2,418	2,508	2,615	2,631	2,662	2,743	2,846	2,849	2,868	2,887	2,913	2,956
ow Bostwana	147	156	159	163	160	155	163	194	190	196	228	296	327
ow Cameroon	348	385	460	539	577	624	667	748	776	827	889	970	1,059
ow Ivory Coast	560	587	551	637	695	749	778	844	895	1,048	1,120	1,267	1,344
ow Denmark	511	546	585	576	558	612	637
ow Egypt (consolidated at 71.25%)	1,739	1,826	1,984	2,131	2,248	2,346	2,532	2,861	3,156	3,680	4,271	4,771	4,963
ow Equatorial Guinea (consolidated at 40%)													41
ow Jordan (consolidated at 40%)	126	128	134	142	152	160	173	182	198	217	246	300	344
ow Madagascar	96	102	123	144	150	153	158	169	181	214	256	307	348
ow Mali	50	95	126	78	92	104	130	142	166	184	506	584	691
ow Mauritius Islands (consolidated at 40%)	105	112	115	130	132	144	141	152	161	155	155	171	179
ow Moldava	217	238	265	293	316	343	386	458	513	546	602	659	690
ow Netherlands	1,037	1,057	1,144	1,326	1,435	1,544	1,648	1,701	1,716	1,783	1,849	1,914	1,904
ow Republic of Dominicana	450	474	503	562	602	620	651	704	773	841	925	1,014	1,114
ow Romania	2,377	2,590	2,905	3,317	3,611	3,957	4,371	4,938	5,290	5,724	6,219	6,823	7,107
ow Salvador	150	152	157
ow Senegal	478	515	549	244	228	258	282	331	361	376	919	1,050	1,243
ow Slovakia	1,767	1,852	1,979	2,065	2,130	2,208	2,237	2,361	2,385	2,394	2,433	2,519	2,519
ow Switzerland	988	1,003	1,055	1,085	1,104	1,116	1,126	1,137	1,126	1,152	1,190	1,249	1,269
____________
(*) Excluding MVNO
(**) Amena was consolidated in France Telecom as of November, 2005

Broadband customers -in Thousands	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Personal France								9	52	182	424	1,040	1,506
Personal UK + SP(**) + PL + ROW								15	41	137	229	526	738
Total Personal broadband customer								24	93	319	653	1,566	2,244

Personal revenues - Statutory (*) - EUR in Millions	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q04 cb*	1Q05	2Q04 cb*	2Q05	3Q04 cb*	3Q05	4Q04 cb*	4Q05	1Q05 cb*	1Q06
Personal France - IFRS					2,013	2,016	2,166	2,170	2,214	2,328	2,227	2,411	2,382	2,503	2,394	2,532	2,324	2,391
Personal France - French Gaap	1,864	1,942	2,132	2,045
Personal UK - IFRS					1,422	1,481	1,514	1,416	1,395	1,361	1,456	1,451	1,488	1,492	1,447	1,528	1,376	1,444
Personal UK - IFRS - in GBP					967	988	1017	984		944		985		1,020		1,040	944	991
Personal UK - French Gaap	1,429	1,423	1,477	1,490
Personal Spain - IFRS (**)															496	536	753	803
Personal Poland - IFRS					272	292	332	351	323	357	335	384	367	415	378	441	375	452
Personal ROW - IFRS					1,228	1,288	1,427	1,347	1,169	1,325	1,228	1,457	1,370	1,582	1,402	1,628	1,394	1,592
Personal ROW - French Gaap
ow Belgium - IFRS					316	332	343	354	316	338	332	367	343	368	354	380	338	364
ow Belgium - French Gaap	265	281	302	318	314	331	345	354
ow Egypt - IFRS									94	120	108	131	nd	146	125	142	133	145
ow Egypt - French Gaap	93	84	103	92	93	106	117	115
ow Netherlands - IFRS					146	140	148	153	146	148	140	157	149	164	152	166	148	147
ow Netherlands - French Gaap	106	114	124	122	147	141	150	154
ow Romania - IFRS					128	153	170	175	122	178	146	210	169	233	188	249	194	239
ow Romania - French Gaap	97	109	130	131	129	152	167	176
ow Slovakia - IFRS									115	127	120	134	128	144	135	151	130	149
ow Slovakia - French Gaap	91	94	100	107	108	116	123	132
ow Switzerland - IFRS					207	202	214	211	205	203	206	214	212	229	205	230	201	214
ow Switzerland - French Gaap	192	193	216	175	207	202	214	211

(*)	See glossary
(**)	Amena was consolidated in France Telecom as of November, 2005

Personal network revenues (*) - EUR in Millions	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Personal France - IFRS					1,892	1,965	1,996	2,080	2,217	2,268	2,364	2,282	2,252
Personal France - French Gaap	1,745	1,797	1,923	1,906
Personal UK - IFRS					1,355	1,428	1,454	1,333	1,300	1,401	1,429	1,418	1,376
Personal UK - IFRS - in GBP					922	953	977	927	902	951	976	964	944
Personal UK - French Gaap	1,295	1,296	1,335	1,296
Personal Spain (**)												504	753
ow Belgium - IFRS					272	304	303	305	303	327	337	341	330
ow Belgium - French Gaap	234	245	268	271	276	296	307	305
ow Egypt - IFRS					89				109	123	139	138	139
ow Egypt - French Gaap	88	82	99	86	88	99	109	101
ow Netherlands - IFRS					122	127	134	129	127	133	135	132	119
ow Netherlands - French Gaap	99	107	116	120	126	133	139	136
ow Romania - IFRS					116				167	199	224	238	227
ow Romania - French Gaap	92	104	125	125	122	145	162	165
ow Slovakia - IFRS					111	111	118	126	121	128	135	141	140
ow Slovakia - French Gaap	84	89	96	101	104	111	118	126
ow Switzerland - IFRS					183	187	196	195	191	200	210	207	196
ow Switzerland - French Gaap	177	178	195	173	186	184	196	195

(*)	See glossary
(**)	Amena was consolidated in France Telecom as of November, 2005

Non-voice revenues (*) as % of network revenues (QTR)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Personal France - IFRS					14.2%	13.0%	14.7%	14.4%	14.8%	12.9%	13.8%	14.6%	15.9%
Personal France - French Gaap	11.3%	10.7%	11.6%	12.9%
Personal UK - IFRS					17.2%	16.9%	17.2%	18.8%	19.3%	19.1%	19.4%	19.7%	20.2%
Personal UK -French Gaap	15.8%	15.0%	15.6%	17.1%
Personal Spain - IFRS (**)												12.3%	12.3%
Personal Spain - Spanish Gaap												(***) 13.8%
ow Belgium - IFRS					16.2%	14.9%	14.4%	16.8%	15.5%	13.6%	14.4%	15.7%	14.9%
ow Belgium - French Gaap	15.9%	15.6%	15.2%	15.6%
ow Egypt - IFRS					5.0%	5.0%	4.0%	5.3%	5.3%	4.4%	3.6%	4.5%	4.9%
ow Egypt - French Gaap
ow Netherlands - IFRS					16.3%	16.3%	15.0%	15.1%	18.2%	16.7%	16.8%	15.6%	18.7%
ow Netherlands -French Gaap	10.9%	11.2%	10.5%	12.1%
ow Romania - IFRS					7.5%	6.3%	6.1%	7.9%	8.3%	8.0%	7.6%	8.9%	9.3%
ow Romania - French Gaap	4.4%	4.0%	4.2%	6.1%
ow Slovakia - IFRS					11.5%	11.4%	12.3%	13.8%	14.3%	13.4%	13.0%	14.2%	14.9%
ow Slovakia -French Gaap	10.0%	9.5%	9.0%	10.5%
ow Switzerland - IFRS					16.9%	15.4%	16.4%	16.1%	16.3%	16.1%	15.4%	17.8%	17.6%
ow Switzerland -French Gaap	12.8%	12.8%	11.9%	14.1%

(*)	See glossary
(**)	Amena was consolidated in France Telecom as of November, 2005
(***)	Calculation based on three complete months

Personal churn (*) in key markets in %	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Overall annual rolling churn in France	21,1%	20,4%	19,6%	18,3%	18,3%	18,6%	18,7%	18,9%	18,7%	18.7%	19.0%	19.4%	19.9%
Overall annual rolling churn in UK	19,0%	19,9%	20,6%	22,6%	23,8%	26,1%	26,1%	25,4%	26.0%	24.6%	25.8%	26.9%	26.0%
Overall annual rolling churn in Spain (**)												24.0%	24.3%

(*)	See glossary
(**)	Amena was consolidated in France Telecom as of November, 2005

AUPU (*) in key markets - minutes per month	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Personal overall voice AUPU in France	142	145	147	151	156	161	164	168	169	172	173	175	178
Personal overall voice AUPU in UK	140	141	142	142	143	143	143	144	142	144	143	144	146
Personal overall voice AUPU in Spain (**)					104	105	105	106	108	112	116	120	124

(*)	See glossary
(**)	Amena was consolidated in France Telecom as of November, 2005

Personal Arpu (*) - annual rolling	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Personal France in EUR
Overall ARPU - IFRS					415	421	424	428	430	429	429	424	421
Overall ARPU - French Gaap	375	376	377	379
Contract ARPU - IFRS					591	593	592	592	591	587	585	577	571
Contract ARPU - French Gaap	552	548	549	546
Prepaid ARPU - IFRS					179	182	184	188	186	184	183	179	176
Prepaid ARPU - French Gaap	162	163	158	160
Voice ARPU - IFRS					372	374	373	374	373	371	370	365	361
Voice ARPU - French Gaap	340	338	336	335
Data ARPU - IFRS					44	47	51	54	57	58	59	59	60
Data ARPU - French Gaap	35	38	41	44

Personal UK in GBP
Overall ARPU - IFRS					273	274	276	274	270	267	263	263	263
Overall ARPU - French Gaap	263	267	270	271
Contract ARPU - IFRS					574	578	582	580	574	569	563	563	564
Contract ARPU - French Gaap	563	568	572	569
Prepaid ARPU - IFRS					128	127	126	123	118	114	111	109	109
Prepaid ARPU - French Gaap	125	126	127	128
Voice ARPU - IFRS					228	228	228	226	221	218	213	212	211
Voice ARPU - French Gaap	224	227	228	228
Data ARPU - IFRS					45	46	47	48	48	49	50	51	52
Data ARPU - French Gaap	39	40	42	43

Personal Spain in EUR (**)
Overall ARPU - IFRS												(***)314	311
Overall ARPU - Spanish Gaap												(***)335
Contract ARPU - IFRS												(***)495	494
Contract ARPU - Spanish Gaap												(***)523
Prepaid ARPU - IFRS												(***)150	140
Prepaid ARPU - Spanish Gaap												(***)165
Voice ARPU - IFRS												(***)276	274
Voice ARPU - Spanish Gaap												(***)290
Data ARPU - IFRS												(***)39	37
Data ARPU - Spanish Gaap												(***)45

Personal ROW in EUR - overall Arpu
Belgium - IFRS								441	441	442	448	456	462
Belgium - French Gaap	407	409	411	416	422	431	437	440
Egypt - IFRS								167	162	154	146	137	129
Egypt - French Gaap	271	232	208	194	158	167	166	167
Netherlands - IFRS								333	320	311	302	295	282
Netherlands - French Gaap	356	379	397	402	395	381	364	348
Romania - IFRS								147	146	143	143	144	142
Romania - French Gaap	190	177	170	169	162	158	152	148
Slovakia - IFRS								209	210	212	215	218	223
Slovakia - French Gaap	194	196	197	198	200	201	205	209
Switzerland - IFRS								683	687	694	698	696	682
Switzerland- French Gaap	724	710	717	712	701	688	669	683

(*)	See glossary
(**)	Amena was consolidated in France Telecom as of November, 2005
(***)	Calculation based on three complete months

Home revenues - Statutory (*) - EUR in Millions	1Q04	2Q04	3Q04	4Q04	FY04	1Q04 cb*	1Q05	2Q04 cb*	2Q05	3Q04 cb*	3Q05	4Q04 cb*	4Q05	FY05	1Q05 cb*	1Q06
Home France	4,512	4,444	4,498	4,547	18,002	4,515	4,407	4,415	4,421	4,469	4,398	4,515	4,492	17,718	4,420	4,347
ow Consumer Services	2,497	2,447	2,489	2,454	9,886	2,497	2,422	2,411	2,419	2,453	2,415	2,415	2,421	9,677	2,382	2,358
ow Carrier Services	1,382	1,388	1,383	1,424	5,577	1,383	1,376	1,392	1,366	1,386	1,366	1,429	1,395	5,504	1,400	1,384
ow Other revenues	633	609	627	669	2,539	635	610	612	636	629	617	671	675	2,537	638	606
Home Poland	725	725	768	793	3,011	859	789	823	770	845	778	853	804	3,141	827	787
Home Rest of the World	393	406	395	390	1,584	390	419	398	418	442	475	441	525	1,837	466	470
of which UK	93	99	91	94	377	91	102	97	104	90	106	96	113	425	103	105
of which Spain	139	140	136	145	560	139	156	140	158	136	161	145	171	646	159	150
of which Netherland	17	15	16	18	66	17	19	15	20	16	20	18	22	81	19	24
Inter segment Eliminations	-36	-41	-40	-41	-157	-36	-35	-41	-34	-42	-42	-45	-52	162	-39	-42
Total Home	5,594	5,535	5,622	5,689	22,440	5,728	5,581	5,596	5,575	5,713	5,610	5,763	5,769	22,534	5,674	5,562

(*)	See glossary

Home voice	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Voice market share - in %
Total PSTN - France (*)	75.8%	74.9%	74.2%	73.0%	71.2%	70.0%	70.4%	69.4%	67.8%	67.1%	67.7%	67.8%	67.7%
Local - France (*)	80.6%	79.5%	78.5%	77.1%	75.2%	73.9%	73.8%	73.3%	70.9%	70.1%	69.8%	69.5%	69.1%
Long Distance - France (*)	62.4%	62.4%	62.4%	61.0%	59.4%	58.8%	60.3%	59.4%	58.1%	57.9%	58.8%	58.7%	58.6%
Number of lines - in Millions
Home France (**)	28,178	28,051	27,916	27,924	27,906	27,825	27,778	27,854	27,850	27,776	27,716	27,813	27,882
Home France Consumer	27,878	27,755	27,619	27,630	27,613	27,523	27,440	27,475	27,419	27,235	27,067	26,929	26,645

(*)	Includes “Home France” consumer & business markets
(**)	Includes Home France Consumer lines, Full unbundling of FT, payphone lines & lines sold to operators

Home Broadband customers - in Thousands	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
France	1,240	1,394	1,564	1,816	2,124	2,323	2,557	3,000	3,431	3,661	3,996	4,458	4,926
ow net adds		154	170	252	308	199	234	443	431	230	335	462	468
UK	68	91	123	158	192	316	442	569	717	769	826	906	986
ow net adds		23	32	35	34	124	126	127	148	52	57	80	80
Spain	120	131	148	190	204	235	253	379	485	526	528	563	586
ow net adds		11	17	42	14	31	18	126	106	41	2	35	23
Netherlands (DSL + cable)	184	203	235	289	350	401	430	454	479	482	489	506	511
ow net adds		19	32	54	61	51	29	24	25	3	7	17	5
Poland	130	145	173	238	244	340	514	684	838	927	1,012	1,166	1,319
ow net adds		15	28	65	6	96	170	174	154	89	85	132	152
Total	1,742	1,964	2,243	2,690	3,113	3,615	4,195	5,086	5,950	6,365	6,851	7,599	8,328
____________
(*) Including MaLigneTV monoplay and MaLigneVisio monoplay

Internet ADSL market share - in %	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
France (*) - new ARCEP definition					52.7%	50.5%	49.7%	48.7%	49.2%	49.5%	50.2%	50.0%	49.8%
ow net adds					39.7%	34.7%	43.3%	43.6%	53.0%	52.4%	59.6%	46.3%	48.3%

Unbundled lines - in Thousands	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
France	17	63	132	276	456	731	1,049	1,591	2,033	2,330	2,514	2,827	3,157
ow full unbundling	2	3	3	4	6	13	51	95	151	256	361	598	953
ow partial unbundling	15	60	128	272	450	718	998	1,496	1,882	2,074	2,153	2,229	2,204

MLTV customer base - in Thousands	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
France (mono + multiplay)					1,050	8,519	15,692	68,880	101,542	116,524	141,855	199,591	229,219
ow net adds						7,469	7,173	53,188	32,662	14,982	25,331	57,736	29,628

Livebox (rented or sold) - in Thousands	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
France							40	234	416	627	990	1,559	2,131
ow net adds								194	182	211	363	569	572
Netherlands + Spain + UK								30	73	89	134	221	266
ow net adds									43	16	45	87	45

VoIP customers - in Thousands	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
France							32	150	245	326	484	830	1,207
ow net adds								118	95	81	158	346	377
Netherlands + Spain + UK									18	36	67	140	200
ow net adds										18	31	73	60

Home Arpu (*) - annual rolling - EUR	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Subscription fees								12.1	12.2	12.4	12.6	12.8	12.9
Calling services								10.8	10.5	10.1	9.9	9.5	9.2
On-line & Internet Services								3.9	4.0	4.3	4.4	4.7	5.1
Total Arpu Home France								26.9	26.7	26.9	26.8	27.0	27.1

Overall Internet Arpu (*) - annual rolling - EUR
Total Arpu Home UK (**)				9.5	9.7	10.1	11.4	10.9	11.4	12.0	12.7	13.6	14.1
Total Arpu Home Spain (**)				10.0	10.1	10.1	10.6	10.6	11.6	12.6	14.6	16.3	17.3
Total Arpu Home Netherlands				7.5	7.8	7.8	8.5	8.2	8.2	8.5	8.2	9.2	9.9

(*)	See glossary

Enterprise revenues - EUR in Millions	1Q04	2Q04	3Q04	4Q04	FY04	1Q04 cb*	1Q05	2Q04 cb*	2Q05	3Q04 cb*	3Q05	4Q04 cb*	4Q05	FY05	1Q05 cb*	1Q06
Business legacy network							1,264		1,214		1,118		1,130	4,726	1,282	1,085
Advanced business network							380		422		435		464	1,702	395	455
Extended business services							163		190		178		217	747	169	182
Other business services							137		153		148		173	,611	202	198
Total Enterprise							1,943		1,979		1,879		1,984	7,785	2,049	1,919

Former segment version

Enterprise revenues - EUR in Millions	1Q04	2Q04	3Q04	4Q04	FY04	1Q04 cb*	1Q05	2Q04 cb*	2Q05	3Q04 cb*	3Q05	4Q04 cb*	4Q05	FY05
Business Fixed line telephony in France	768	757	712	728	2,965	768	705	757	685	712	638	728	666	2,695
Business networks in France	704	693	691	669	2,757	704	677	693	680	691	652	669	672	2,680
Other business services in France	149	155	149	146	600	146	131	152	135	147	138	148	160	565
Global Services	563	602	588	593	2,346	537	542	575	597	589	567	643	610	2,317

Inter segment Eliminations	-106	-110	-110	-106	-432	-102	-111	-106	-119	-110	-116	-114	-124	471
Total Enterprise	2,079	2,096	2,030	2,030	8,235	2,053	1,943	2,070	1,979	2,029	1,879	2,075	1,984	7,785

Enterprise KPIs - in Thousands	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Number of lines	5,897	5,913	5,915	5,933	5,919	5,914	5,907	5,930	5,930	5,935	5,925	5,914	5,907
Oleane Acces France				36.9	38.9	41.6	44.8	47.1	49.7	50.9	55.9	57.5	59.0
IPVPN access					77.7	91.9	103.1	116.7	133.9	152.1	165.7	184.1	213.5
Business Everywhere end users						283.3	299.8	315.5	340.7	363.6	375.5	407.8	420.0
% of Outsourcing in total Enterprise revenues									3%				4%

Directories KPIs in Thousands & EUR	FY03	FY04	FY05
Total number of advertisers (a)	561.2	583.8	619.5
ow number of new advertisers (b)	82.1	98.4	112.9
Advertisers in printed directories	532	550.5	575.4
Advertisers in online services	401.6	420.9	445.9
ow advertisers on pagesjaunes.fr at yearend	267.2	308	340
and as % of total number of advertisers	47.6%	52.7%	54.9%
Average revenue per advertiser (c)	1,477	1,533	1,528
Average revenue per advertiser in printed directories	1,118	1,124	1,109
Average revenue per advertiser on pagesjaunes.fr (e)	380	511	631

No change compared to 4Q05 document

(a)	The number of advertisers includes all the advertisers during the year in question, including those purchasing advertising space in a PagesJaunes medium through an advertising agency. This number differs from that published by Wanadoo, which counts as a single advertiser all businesses placing advertising through an agency.
(b)	Number of advertisers during the year who were not advertisers in the previous year.
(c)	The average revenue per advertiser results from the division of the Company’s revenues excluding QuiDonc and the sale of online access to databases (“advertising revenues”) by the total number of advertisers.
(d)	The average revenue per advertiser in the printed directories results from the division of the Company’s revenues from printed directories by the total number of advertisers in the printed directories.
(e)	The average revenue per advertiser on pagesjaunes.fr results from the division of the revenues from pagesjaunes.fr by the average number of advertisers on pagesjaunes.fr during the year in question (arithmetic average of the number of advertisers present at December 31 of the year in question and of the number of advertisers present at December 31 of the previous year).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 27, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information